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Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

    On October 25, 2001, NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC. ("Sub") entered into an Agreement and Plan of Merger with Jupiter Media Metrix, Inc. ("Jupiter Media Metrix") (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as Exhibit 1. Concurrently with the execution of the Merger Agreement, (i) Jupiter Media Metrix' directors and a certain executive officer entered into a Stockholders Agreement with NetRatings and Sub in the form attached hereto as Exhibit 2 and (ii) certain individuals and The NPD Group, Inc., entered into Non-Competition Agreements with NetRatings, copies of which are attached hereto as Exhibits 3, 4, 5 and 6. NetRatings, Jupiter Media Metrix, and certain wholly-owned subsidiaries of Jupiter Media Metrix entered into a Loan and Security Agreement in the form attached hereto as Exhibit 7.

    Also on October 25, 2001, NetRatings and its wholly-owned subsidiary Estancia Acquisition Corporation ("Sub 2") entered into an Agreement and Plan of Reorganization with ACNielsen Corporation and ACNielsen eRatings.com ("eRatings") (the "eRatings Merger Agreement"). A copy of the eRatings Merger Agreement is attached hereto as Exhibit 8. Concurrently with the execution of the eRatings Merger Agreement, NetRatings and VNU N.V. entered into a Standstill Agreement, a copy of which is attached hereto as Exhibit 9.

    The closing of NetRatings' acquisition of eRatings is conditioned upon, among other things, the prior or simultaneous closing of NetRatings' acquisition of Jupiter Media Metrix. The closing of NetRatings' acquisition of Jupiter Media Metrix is not conditioned on the closing of NetRatings' acquisition of eRatings.

    For further information, reference is made to the exhibits referred to above and listed below, the contents of which are incorporated by reference herein, and the joint press release issued by NetRatings and Jupiter Media Metrix on October 25, 2001 announcing the signing of a definitive merger the Merger Agreement and the eRatings Merger Agreement, a copy of which was filed with the SEC under Rule 425 on October 25, 2001, and the contents of which are also incorporated by reference herein.

Caution Required by Certain SEC Rules

    In connection with the recently announced NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com.

    NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Agreement and Plan of Merger, dated as of October 25, 2001, by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and Sonoma Acquisition Corp, LLC.
2	Form of Stockholder Agreement entered into by and among NetRatings, Inc. and Jupiter Media Metrix, Inc.'s directors and one executive officer.
3	Non-Competition Agreement dated as of October 25, 2001 by and among NetRatings, Inc. and Tod Johnson.
4	Non-Competition Agreement dated as of October 25, 2001 by and among NetRatings, Inc. and The NPD Group, Inc., a company affiliated with Tod Johnson.
5	Non-Competition Agreement dated as of October 25, 2001 by and among NetRatings, Inc. and Kurt Abrahamson.
6	Non-Competition Agreement dated as of October 25, 2001 by and among NetRatings, Inc. and William Hodgman.
7	Loan and Security Agreement dated as of October 25, 2001 by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and certain wholly-owned subsidiaries of Jupiter Media Metrix, Inc.
8	Agreement and Plan of Reorganization dated as of October 25, 2001, by and among NetRatings, Inc., Estancia Acquisition Corporation, ACNielsen eRatings.com and ACNielsen Corporation.
9	Standstill Agreement dated as of October 25, 2001, by and between NetRatings, Inc. and VNU N.V.

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EXHIBIT INDEX